                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              IN HOME HEALTH, INC.
             (Name of Subject Company and Person Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  453222 10 1
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 JUDY M. FIGGE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              IN HOME HEALTH, INC.
                           CARLSON CENTER, SUITE 500
                             601 LAKESHORE PARKWAY
                           MINNETONKA, MN 55305-5214
                                 (612) 449-7500

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    Copy to:

                            RICHARD D. McNEIL, ESQ.
                          Lindquist & Vennum P.L.L.P.
                                4200 IDS Center
                             Minneapolis, MN 55402
                                 (612) 371-3211

ITEM 1.  SECURITY AND SUBJECT COMPANY

    The name of the subject company is In Home Health, Inc., a Minnesota corporation (the "Company"), and the address of the principal executive office of the Company is Carlson Center, Suite 500, 601 Lakeshore Parkway, Minnetonka, Minnesota 55305-5214. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

    This statement relates to the self-tender offer disclosed in an Issuer Tender Offer Statement on Schedule 13E-4, dated September 20, 1995 (the "Schedule 13E-4"), of the Company to purchase up to 6,440,000 Shares of its outstanding Common Stock at a price of $3.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (both of which, together with any amendments or supplements thereto, collectively constitute the "Offer").

    The Offer is being made by the Company pursuant to a Securities Purchase and Sale Agreement, dated as of May 2, 1995 (the "Purchase Agreement"), between the Company and Manor Healthcare Corp. ("Manor Healthcare"), a Delaware corporation and wholly-owned subsidiary of Manor Care, Inc., a publicly-held corporation pursuant to which the Company has agreed to purchase approximately 40% of its Shares. After completion of the Offer, upon the terms and subject to the conditions set forth in the Purchase Agreement, and in accordance with the Minnesota Business Corporation Law (the "MBCL"), Manor Healthcare will invest approximately $41.9 million in various securities of the Company, including Series A Preferred Stock, a warrant for the purchase of additional Common Stock and Common Stock of the Company (the "Investment"). Of the total Investment, approximately $21.9 million will be used by the Company to purchase its Shares in the Offer. The Investment by Manor Healthcare is contingent upon a minimum of 5,635,000 Shares being tendered and repurchased by the Company.

    A complete discussion of the terms and conditions of the Offer and the Investment is set forth in the Company's Schedule 13E-4, including the Purchase Agreement attached thereto as Exhibit (c), all of which is incorporated herein by reference.

    The Securities and Exchange Commission has requested that Manor Healthcare file a Tender Offer Statement on Schedule 14D-1 in connection with the Offer. According to the Schedule 14D-1, the address of the principal executive offices of Manor Healthcare and Manor Care, Inc. is 10750 Columbia Pike, Silver Spring, Maryland 20901.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and (i) its executive officers, directors or affiliates, and (ii) Manor Healthcare, or its executive officers, directors or affiliates is included among the 'Transaction Documents' defined on page 3 of the Purchase Agreement referred to above and incorporated herein by reference. The Transaction Documents are further described in the Company's Proxy Statement, filed on Schedule 14A (the "Schedule 14A") for a Special Meeting of Stockholders to be held on October 23, 1995 (the "Proxy Statement"), under the sections entitled "Description of the Investment by Manor Healthcare -- Purchase of Series a Preferred Stock, -- Stock Purchase Warrant, -- Registration Rights Agreement," "Description of the Purchase Agreement -- Purchase and Sale of Securities," and "Changes to Company Management -- Management Personnel --
Employment Agreements." The Schedule 14A, including the Proxy Statement and sections referenced above and the Purchase Agreement attached thereto as Appendix I, is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) and (b) RECOMMENDATION OF THE BOARD OF DIRECTORS; BACKGROUND; REASONS FOR RECOMMENDATION. The person filing this statement is the subject Company. The Board of Directors of the Company has approved the Purchase Agreement and the transactions contemplated thereby and has determined that each of the Offer and consummation of the Purchase Agreement is fair to, and in the best interests of, holders of Shares. The Company is making no recommendation and is not advising the holders of the securities being sought to accept or reject the Offer or to take other action with respect to the Offer. A complete discussion of the recommendation of the Board of Directors, the background of the investment proposals and the reasons for the Directors recommendations regarding the Investment by Manor Healthcare can be found in the Proxy Statement included in the Company's Schedule 14A under the captions entitled "Investment Proposals -- Background of the Investment Proposals" and "-- Board of Directors Analysis and Recommendation." The Board of Directors recommendations with respect to the Offer can be found at the fourth full paragraph on page 2 and paragraph 6 on page 4 of the Offer to Purchase attached as Exhibit (a)(2) to the Schedule 13E-4, paragraph 2 of the letter to shareholders attached as Exhibit (a)(3) to the Schedule 13E-4 and paragraph 4 on page 2 of the Notice of Offer attached as Exhibit (a)(8) to the Schedule 13E-4. The Schedule 13E-4, including the foregoing Exhibits, is incorporated herein by reference.

    A copy of the written opinion of Hambrecht & Quist LLC provided to the Board of Directors of the Company in connection with the Investment and Offer and containing the assumptions made, matters considered and the scope of the review undertaken in rendering such opinion is included in the Schedule 14A as Appendix III to the Proxy Statement and is incorporated by reference. The full text of Hambrecht & Quist's opinion should be read in conjunction with this Statement.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    (a) HAMBRECHT & QUIST, LLC

    Pursuant to an engagement letter dated September 19, 1994, as supplemented by a letter dated May 31, 1995 (the "Engagement Letter"), the Company engaged Hambrecht & Quist LLC ("H&Q") to act as its financial advisor in connection with a possible business combination. Under the terms of the Engagement Letter, the Company has agreed to pay H&Q a retainer of $60,000 and a fee (the "Fairness Opinion Fee") of $250,000, paid in connection with the delivery of an opinion as to the fairness from a financial point of view of the Investment to the Company and its stockholders. The Company has also agreed to pay H&Q a transaction fee of $950,000, against which the Fairness Opinion Fee will be credited, upon closing of the Purchase Agreement. In addition, pursuant to a Dealer Manager Agreement dated September 13, 1995, the Company has engaged H&Q to act as dealer manager in connection with the Offer and has agreed to pay H&Q a fee of $250,000 for such services. The Company has agreed to indemnify H&Q against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of H&Q's engagement as financial advisor or services as dealer manager and related matters. The Company has also agreed to pay H&Q a nonaccountable expense allowance of $250,000 in connection with its services related to the Investment and its fairness opinion and to reimburse certain accountable expenses related to H&Q's services as dealer manager.

    H&Q, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. H&Q may in the future provide additional investment banking or other financial advisory services to the Company.

    A copy of the written opinion of H&Q provided to the Board of Directors of the Company in connection with the Investment and the Offer and containing the assumptions made, matters considered and the scope of the review undertaken in rendering such opinion is included in the Schedule 14A as Appendix III to the Proxy Statement and is incorporated herein by reference. The full text of H&Q's opinion should be read in conjunction with this Statement.

    (b) D. F. KING & CO., INC.

    The Company has also retained D.F. King & Co., Inc. ("King") as Information Agent to assist the Company with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay King reasonable and customary compensation for its services and will reimburse King for its reasonable out-of-pocket expenses, including fees and expenses of counsel, incurred in connection with the Offer.

    (c) Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) Attached hereto as Exhibit 1 is a list of all transactions in the Shares effected during the past 60 days by the Company and its executive officers and directors. Except as described in the Offer to Purchase respecting the Investment by Manor Healthcare (see Section 9, "Certain Information Concerning the Company") and except as set forth on Exhibit 1 attached hereto, neither the Company nor, to its knowedge, any of its executive officers or directors or any associate of any such officer or director has engaged in any transactions involving the Shares during the 60 days preceding the date hereof.

    (b) To the best of the Company's knowledge, some or all of the executive officers or directors of the Company may tender all or a portion of their shares in connection with the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Other than as set forth herein or on Schedules 13E-4 and 14A incorporated herein by reference, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Other than as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    Reference is made to the Schedule 13E-4 -- Issuer Tender Offer Statement, including the Company's Offer to Purchase attached thereto as Exhibit (a)(2) and related documents, all of which is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    (a) Exhibit 1 -- List of Transactions Effected by the Company and its Executive Officers and Directors Within the Past 60 Days

       Exhibit 2 -- Schedule 13E-4 -- the Issuer Tender Offer Statement, containing the Company's Offer to Purchase, Transmittal Letter and related documents, including the Purchase Agreement attached as Exhibit
       (c) thereto, as filed with the Securities and Exchange Commission on September 20, 1995, is incorporated herein by reference, including any amendments thereto subsequently filed.

       Exhibit 3 -- Schedule 14A -- the Definitive Proxy Statement, including the Purchase Agreement attached as Appendix I and the Opinion of Financial Advisor attached as Appendix III, as filed with the Securities and Exchange Commission on September 20, 1995, is incorporated herein by reference, including any amendments thereto subsequently filed.

    (b) None.

    (c) Reference is made to Schedule 14A, included as Exhibit 3 above.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IN HOME HEALTH, INC.

                                          By          /s/ JUDY M. FIGGE

                                             -----------------------------------
                                                        Judy M. Figge
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER